EXHIBIT 12
NORTEL NETWORKS CORPORATION
Computation of Ratio of Earnings from Operations to Fixed Charges

	Three	Nine	Years ended December 31,
(millions of U.S. Dollars)	Months Ended	Months Ended	2006	2005	2004	2003	2002
	September 30, 2007	September 30, 2007		As restated	As restated	As restated	As restated

Earnings (loss) from operations before income taxes	77	(39)	79	(2,692)	(316)	32	(3,430)

Add:
Minority interest	43	76	59	39	33	48	(10)
Equity in net earnings (loss) of associated companies	(1)	(2)	3	(3)	—	36	17

Earnings (loss) from operations before minority interest, equity in net loss of associated companies and income taxes	119	35	141	(2,656)	(283)	116	(3,423)

Add:
Fixed charges	130	366	434	301	282	311	439
Amortization of capitalized interest	—	—	—	—	—	(2)	(2)
Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—
Distributed income from equity investees	—	—	—	—	—	—	—

Subtract:
Interest capitalized	—	—	—	—	—	—	4
Preference security dividend requirements of consolidated subsidiaries	6	17	20	15	12	14	10
Minority interest in pre-tax of subsidiaries that have not incurred fixed charges	43	76	59	39	33	48	(10)

Income (loss) as adjusted	200	308	496	(2,410)	(46)	363	(2,982)

Fixed charges:
Interest expense
- Long-term debt	102	278	272	209	192	178	220
- Other	5	23	68	10	10	28	52
1/3 of rental expense on operating leases deemed to be representative of interest expense	13	37	66	58	60	87	156
Preference security dividend requirements of consolidated subsidiaries	—	17	20	15	12	14	10
Amortized premiums, discounts and capitalized expenses related to indebtedness	4	11	8	9	8	4	1

	130	366	434	301	282	311	439

Ratio of earnings from operations to fixed charges	1.5	*	1.1	*	*	1.2	*

*	The earnings of Nortel Networks Corporation were inadequate to cover fixed charges for the nine months ended September 30, 2007 by $58 and for the years ended December 31, 2005, 2004 and 2002, by $2,711, $328 and $3,421, respectively.